May 10, 2007

VIA SEDAR

Ontario Securities Commission
British Columbia Securities Commission
Alberta Securities Commission
Toronto Stock Exchange

Points International Ltd.
Report of Voting Results

In accordance with Section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations, we hereby advise of the results of the voting on the matters submitted to the annual and special meeting (the "Meeting") of the shareholders (the "Shareholders") of Points International Ltd. (the "Corporation") held on May 9, 2007.

The matters voted upon at the Meeting and the results of the voting were as follows: Item

1: Election of Directors

(a)     By a vote by way of show of hands, the Shareholders approved an ordinary resolution to elect the following four directors to hold office for the ensuing year or until their successors are elected or appointed:

Stephen K. Bannon
Douglas A. Carty
Christopher Barnard
T. Robert MacLean
Brian Ladin
John W. Thompson

(b)     By a vote by way of show of hands, the holder of the Series Two Preferred Share, voting alone by proxy, approved an ordinary resolution to elect the following two directors to hold office for the ensuing year or until their successors are elected or appointed:

Michael Kestenbaum
Jason Rapp

(c)     By a vote by way of show of hands, the holder of the Series Four Preferred Share, voting alone by proxy, approved an ordinary resolution to elect the following director to hold office for the ensuing year or until their successors are elected or appointed:

Brendan Ross

Item 2 - Appointment of Auditors

By a vote by way of show of hands, the Shareholders approved an ordinary resolution to appoint Mintz & Partners LLP as auditors of the Corporation to hold office until the close of the next annual meeting of shareholders or until their successors are appointed, and the directors of the Corporation were authorized to fix the remuneration of the auditors.

Item 3 - Any other business

There was no other business.

POINTS INTERNATIONAL LTD.

by
Anthony Lam
Chief Financial Officer and
Corporate Secretary